Exhibit 99.1

PENN WEST ENERGY TRUST

2005 Annual Information Form

March 24, 2006

i

GLOSSARY OF TERMS

Capitalized terms in this Annual Information Form have the meanings set forth below:

Entities

Board of Directors means the board of directors of Penn West Petroleum Ltd.

Penn West, we, us, our or Trust means Penn West Energy Trust and all its controlled entities on a consolidated basis.

Penn West Amalco means Penn West Petroleum Ltd. after the amalgamation as of January 1, 2006 of Penn West Petroleum Ltd., Penn West AcquisitionCo Inc., Penn West Exploration Ltd. and Northern Reef Exploration Ltd.

Penn West Partnership means Penn West Petroleum.

Trocana means Trocana Resources Inc.

Trustee means CIBC Mellon Trust Company, our trustee.

Unitholders means holders of our Trust Units.

Independent Engineering

GLJ means GLJ Petroleum Consultants Ltd., independent petroleum consultants of Calgary, Alberta.

GLJ Report means the report prepared by GLJ dated March 10, 2006 evaluating the crude oil, natural gas and natural gas liquids reserves attributable to certain of our oil and natural gas assets at December 31, 2005.

Securities

Notes means the unsecured subordinated promissory notes issued by Penn West AcquisitionCo. Inc. and Penn West Petroleum Ltd. now held by us.

Note Indentures means the two note indentures relating to the issuance of the Notes.

NPI means the net profit interest in the petroleum substances owned by Penn West Petroleum Ltd. held by the Trust.

Trust Unit means a unit issued by us, each unit representing an equal undivided beneficial interest in our assets.

Agreements

Administration Agreement means the agreement dated May 31, 2005 between the Trustee and Penn West Petroleum Ltd. pursuant to which Penn West Petroleum Ltd. agrees to provide certain administrative and advisory services in connection with the Trust.

NPI Agreement means the net profits interest agreement dated May 31, 2005 between Penn West Petroleum Ltd. and the Trust.

Trust Indenture means the amended and restated trust indenture between the Trustee and Penn West Petroleum Ltd., amended and restated as of May 31, 2005.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrels	GJ	gigajoule
bbl/d	barrels per day	Mcf	thousand cubic feet
Mbbl	thousand barrels	MMcf	million cubic feet
MM$	one million dollars	Bcf	billion cubic feet
MMbbl	million barrels	Mcf/d	thousand cubic feet per day
NGLs	natural gas liquids	MMcf/d	million cubic feet per day
MMboe	million barrels of oil equivalent	m3	cubic metres
Mboe	thousand barrels of oil equivalent	MMbtu	million British Thermal Units
boe/d	barrels of oil equivalent per day

Other
BOE or boe

means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbl	cubic metres	0.159
cubic metres	bbl	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMbtu	0.950
MMbtu	gigajoules	1.0526

All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements.  These statements relate to future events or our future performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and other similar expressions.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon.  These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements based on assumptions pertaining to the following:

•      the performance characteristics of our oil and natural gas properties;

•      oil and natural gas production levels;

•      the size of our oil and natural gas reserves;

•      projections of market prices and costs and the related sensitivities of distributions;

•      supply and demand for oil and natural gas;

•      expectations regarding our ability to raise capital and to continually add to reserves through acquisitions and development;

•      treatment under governmental regulatory regimes and tax laws; and

•      capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

•      volatility in market prices for oil and natural gas;

•      liabilities inherent in oil and natural gas operations;

•      uncertainties associated with estimating oil and natural gas reserves;

•      competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•      incorrect assessments of the value of acquisitions;

•      geological, technical, drilling and processing problems;

•      changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; and

•      the other factors discussed under “Risk Factors”.

The actual results could differ materially from those anticipated in these forward-looking statements, which are based on assumptions, including: the market prices for oil and natural gas; the continued availability of capital, acquisitions of reserves, undeveloped lands and skilled personnel; the continuation of the current tax and regulatory regime; and other assumptions contained in this Annual Information Form.

Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Readers are cautioned that the foregoing lists of factors are not exhaustive.  The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  We do not undertake any obligation to publicly update or revise any forward-looking statements.

PENN WEST ENERGY TRUST

General

We are an open-end investment trust created on April 22, 2005 under the laws of the Province of Alberta pursuant to the Trust Indenture as amended and restated on May 31, 2005.  CIBC Mellon Trust Company has been appointed as trustee under the Trust Indenture.  The beneficiaries of the Trust are holders of the Trust Units.  Our principal and head office is located at 2200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8.

We commenced operations on June 1, 2005 as a result of the completion of a plan of arrangement under the Business Corporations Act (Alberta).  Pursuant to this plan of arrangement, holders of common shares of Penn West Petroleum Ltd. received three (3) Trust Units for each one (1) of their common shares.

Inter-Corporate Relationships

The following are the name, the percentage of voting securities that we own and the jurisdiction of incorporation, continuance or formation of our material subsidiaries and partnerships either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Penn West Petroleum Ltd.(1)	100%	Corporation	Alberta
Trocana Resources Inc.	100%	Corporation	Alberta
Penn West Petroleum	100%	General Partnership	Alberta

Note:

(1)           Penn West AcquisitionCo Inc., Penn West Petroleum Ltd., Penn West Exploration Ltd. and Northern Reef Exploration Ltd. were amalgamated as of January 1, 2006 under the name Penn West Petroleum Ltd. to form Penn West Amalco.

Our Organization Structure

The following diagram describes the inter-corporate relationships among us and our material subsidiaries.

Notes:

(1)           The Unitholders own 100% of the Trust’s equity.

(2)           Cash distributions are made on a monthly basis to Unitholders based upon our cash flow.  Our primary sources of cash flow are payments from Penn West Amalco pursuant to the NPI and interest on the principal amount of the Notes.

(3)           Penn West AcquisitionCo Inc., Penn West Petroleum Ltd., Penn West Exploration Ltd. and Northern Reef Exploration Ltd. were amalgamated as of January 1, 2006 to form Penn West Amalco.

(4)           Penn West Amalco and Trocana currently comprise the Penn West Partnership.

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development

On May 31, 2005, Penn West Petroleum Ltd. completed a plan of arrangement whereby holders of common shares of Penn West Petroleum Ltd. received three (3) Trust Units for each one (1) of their common shares.

Since the completion of the plan of arrangement on May 31, 2005, we have developed our business through a combination of exploration, development and exploitation of our assets as well as the completion of a number of minor acquisitions and dispositions in western Canada.  We completed property dispositions of $96 million, net of adjustments, in 2005.  We also completed property acquisitions for total consideration of $90 million resulting in total property dispositions, net of acquisitions, of $6 million in the year.  We farmed out almost 600,000 net acres of undeveloped land and had 103 wells drilled on farmout lands in 2005.  In the majority of these transactions, we retained non-convertible gross overriding royalties in exchange for the recipients of such undeveloped lands committing to drill a certain number of wells at their expense.

DESCRIPTION OF OUR BUSINESS

Overview

Our principal undertaking is to issue Trust Units and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests.  Our direct and indirect subsidiaries and partnerships carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto.  Cash flow from the properties is paid from Penn West Petroleum Ltd. to the Trust by way of interest and principal payments on the Notes and payments from Penn West Petroleum Ltd. to the Trust under the NPI Agreement.

The Board of Directors may declare distributions payable to the Unitholders and allocate all or any of our income to the Unitholders.  It is currently anticipated that the only income we will receive will be from Penn West Petroleum Ltd. by way of interest received on the principal amount of Notes and payments pursuant to the NPI.  We make monthly cash distributions to Unitholders from this income after expenses and any cash redemptions of Trust Units.

Cash distributions are made on or about the 15th day of each month to Unitholders of record on or about the last calendar day of the immediately preceding month.

Penn West Petroleum Ltd.

Penn West Petroleum Ltd. is a corporation amalgamated and subsisting pursuant to the laws of Alberta.  Penn West Petroleum Ltd. is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada.  The Trust is the sole shareholder of Penn West Petroleum Ltd.

The registered and head office of Penn West Petroleum Ltd. is located at 2200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8.

Notes

The Notes were issued by Penn West AcquisitionCo Inc. and Penn West Petroleum Ltd. (now Penn West Amalco) to the Trust under the Note Indentures in connection with the plan of arrangement completed on May 31, 2005.  The Notes are unsecured and subordinated to senior indebtedness and bear interest at a rate of 11.25 percent per annum.  Penn West Amalco is not required to make any payment in respect of principal until January 1, 2019.

NPI

The Trust is a party to an NPI Agreement with Penn West Petroleum Ltd. (now Penn West Amalco) pursuant to which we have the right to receive the NPI on petroleum and natural gas rights held by Penn West Petroleum Ltd. from time to time.  Pursuant to the terms of the agreement, we are entitled to a payment from Penn West Petroleum Ltd. for each month equal to the amount by which 99 percent of the gross proceeds from the sale of production attributable to the property interests of Penn West Petroleum Ltd. for such month exceeds 99 percent of certain deductible, discretionary costs for such period.  The term of the agreement is for as long as there are petroleum and natural gas rights to which the NPI applies.

STATEMENT OF RESERVES DATA

The Trust’s statement of reserves data and other oil and gas information is set forth below (the “Statement”).  The effective date of the Statement is December 31, 2005 and the preparation date of the Statement is March 10, 2006.  The Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3 and the Report on Reserves Data by GLJ on Form 51-102F2 are attached as Appendices A and B to this Annual Information Form.

Disclosure of Reserves Data

The reserves data set forth below is based upon an evaluation by GLJ with an effective date of December 31, 2005 contained in the GLJ Report dated March 10, 2006.  The reserves data summarizes our oil, liquids and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs, not including the impact of any hedging activities.  The reserves data conforms with the requirements of National Instrument 51-101.  We engaged GLJ to provide an evaluation of proved and proved plus probable reserves.  See also “Definitions and Notes to Reserve Data Tables” below.

All of our reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves.  There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.  The recovery and reserves estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.  For more information as to the risks involved, see “Risk Factors – Reserve Estimates” and “Risk Factors – Volatility of Oil and Natural Gas Prices”.

We are a taxable entity under the Income Tax Act (Canada) and are generally taxable only on income that is not distributed or distributable to Unitholders.  As we distribute all our taxable income to Unitholders as required by the Trust Indenture, future net revenue after income taxes is not included in the disclosure tables.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES

AND NET PRESENT VALUES OF FUTURE NET REVENUE

as of December 31, 2005

CONSTANT PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL		HEAVY OIL
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)

PROVED
Developed Producing	110,452	102,505	42,620	38,647
Developed Non-Producing	2,805	2,573	1,985	1,733
Undeveloped	20,915	18,973	5,192	4,838
TOTAL PROVED	134,172	124,051	49,797	45,217

PROBABLE	28,986	26,236	12,945	11,541

TOTAL PROVED PLUS PROBABLE	163,158	150,287	62,741	56,759

	RESERVES
	NATURAL GAS		NATURAL GAS LIQUIDS
RESERVES CATEGORY	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)

PROVED
Developed Producing	489,963	402,418	12,056	8,237
Developed Non-Producing	35,863	27,723	594	400
Undeveloped	44,040	36,713	1,361	943
TOTAL PROVED	569,866	466,854	14,012	9,580

PROBABLE	134,648	110,986	2,890	1,995

TOTAL PROVED PLUS PROBABLE	704,514	577,840	16,901	11,575

RESERVES

TOTAL OIL EQUIVALENT

RESERVES CATEGORY	Gross (Mboe)	Net (Mboe)

PROVED
Developed Producing	246,789	216,458
Developed Non-Producing	11,362	9,326
Undeveloped	34,808	30,873
TOTAL PROVED	292,958	256,657

PROBABLE	67,261	58,270

TOTAL PROVED PLUS PROBABLE	360,219	314,927

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)
RESERVES CATEGORY	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)

PROVED
Producing	8,209	5,620	4,387	3,657	3,167
Developed Non-Producing	358	252	194	158	133
Undeveloped	1,123	622	391	263	184
TOTAL PROVED	9,690	6,493	4,972	4,078	3,484

PROBABLE	2,271	1,221	801	585	454

TOTAL PROVED PLUS PROBABLE	11,960	7,715	5,774	4,662	3,938

TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)

as of December 31, 2005

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (MM$)	ROYALTIES (MM$)	OPERATING COSTS (MM$)	DEVELOPMENT COSTS (MM$)	WELL ABANDONMENT COSTS (MM$)	FUTURE NET REVENUE BEFORE INCOME TAXES (MM$)

Proved Reserves	16,759	2,155	4,353	384	177	9,690

Proved Plus Probable Reserves	20,542	2,691	5,195	512	183	11,960

FUTURE NET REVENUE

BY PRODUCTION GROUP

as of December 31, 2005

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (MM$)

Proved Reserves	Light and Medium Crude Oil	2,636
	Heavy Oil	433
	Natural Gas	1,904
TOTAL		4,972

Proved Plus Probable Reserves	Light and Medium Crude Oil	3,020
	Heavy Oil	517
	Natural Gas	2,236
TOTAL		5,774

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES

AND NET PRESENT VALUES OF FUTURE NET REVENUE

as of December 31, 2005

FORECAST PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL		HEAVY OIL
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)

PROVED
Developed Producing	108,526	100,650	42,714	38,529
Developed Non-Producing	2,883	2,648	1,999	1,735
Undeveloped	20,918	19,082	5,323	4,913
TOTAL PROVED	132,326	122,380	50,036	45,177

PROBABLE	28,153	25,863	13,061	11,555
TOTAL PROVED PLUS PROBABLE	160,840	148,244	63,096	56,733

	RESERVES
	NATURAL GAS		NATURAL GAS LIQUIDS
RESERVES CATEGORY	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)

PROVED
Developed Producing	485,607	398,687	11,992	8,218
Developed Non-Producing	35,584	27,505	594	402
Undeveloped	43,920	36,597	1,355	939
TOTAL PROVED	565,111	462,790	13,941	9,560

PROBABLE	133,242	109,805	2,872	1,990
TOTAL PROVED PLUS PROBABLE	698,353	572,595	16,813	11,550

	RESERVES
	TOTAL OIL EQUIVALENT
RESERVES CATEGORY	Gross (Mboe)	Net (Mboe)

PROVED
Developed Producing	244,166	213,845
Developed Non-Producing	11,407	9,370
Undeveloped	34,915	31,033
TOTAL PROVED	290,489	254,249

PROBABLE	66,653	57,710
TOTAL PROVED PLUS PROBABLE	357,141	311,959

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)
RESERVES CATEGORY	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)

PROVED
Developed Producing	6,597	4,614	3,702	3,164	2,799
Developed Non-Producing	286	205	161	133	114
Undeveloped	866	454	276	180	123
TOTAL PROVED	7,749	5,273	4,138	3,477	3,036

PROBABLE	1,927	995	645	473	371

TOTAL PROVED PLUS PROBABLE	9,676	6,267	4,784	3,950	3,407

TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)

as of December 31, 2005

FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (MM$)	ROYALTIES (MM$)	OPERATING COSTS (MM$)	DEVELOPMENT COSTS (MM$)	WELL ABANDONMENT COSTS (MM$)	FUTURE NET REVENUE BEFORE INCOME TAXES (MM$)

Proved Reserves	15,844	1,985	5,440	413	257	7,749

Proved Plus Probable Reserves	19,628	2,489	6,631	552	279	9,676

FUTURE NET REVENUE

BY PRODUCTION GROUP

as of December 31, 2005

FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (MM$)

Proved Reserves	Light and Medium Crude Oil	2,006
	Heavy Oil	502
	Natural Gas	1,630
TOTAL		4,138

Proved Plus Probable Reserves	Light and Medium Crude Oil	2,293
	Heavy Oil	598
	Natural Gas	1,892
TOTAL		4,784

Definitions and Notes to Reserves Data Tables:

In the tables set forth above in “Disclosure of Reserves Data” and elsewhere in this Annual Information Form the following definitions and other notes are applicable:

1.             “Gross” means:

(a)           in relation to our interest in production and reserves, our interest (operating and non-operating) before deduction of royalties and without including any royalty interest of ours;

(b)           in relation to wells, the total number of wells in which we have an interest; and

(c)           in relation to properties, the total area of properties in which we have an interest.

2.             “Net” means:

(a)           in relation to our interest in production and reserves, our interest (operating and non-operating) after deduction of royalties obligations, plus our royalty interest in production or reserves;

(b)           in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

(c)           in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we owned.

3.             Columns may not add due to rounding.

4.             The crude oil, natural gas liquids and natural gas reserves estimates presented in the GLJ Report are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”).  A summary of those definitions are set forth below:

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a)           analysis of drilling, geological, geophysical and engineering data;

(b)           the use of established technology; and

(c)           specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)           Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)           Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories.

(a)           Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)            Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)           Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)           Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)           at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)           at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

5.             Forecast prices and costs

These are prices and costs that are generally acceptable as being a reasonable outlook of the future.  To the extent that there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs shall be incorporated into the forecast prices.

The forecast cost and price assumptions include increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs.  Crude oil, natural gas and natural gas liquids benchmark reference pricing, as at January 1, 2006, inflation and exchange rates utilized in the GLJ Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS

as of December 31, 2005

FORECAST PRICES AND COSTS

	OIL					EDMONTON LIQUIDS PRICES
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/Mcf)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Pentanes Plus ($Cdn/bbl)	INFLATION RATES(1) %/Year	EXCHANGE RATE(2) ($Cdn/$US)

Forecast
2006	57.00	66.25	33.25	55.75	10.60	42.50	49.00	67.00	2.0	0.85
2007	55.00	64.00	32.75	55.25	9.25	41.00	47.25	65.25	2.0	0.85
2008	51.00	59.25	32.50	51.25	8.00	38.00	43.75	60.50	2.0	0.85
2009	48.00	55.75	32.00	48.25	7.50	35.75	41.25	56.75	2.0	0.85
2010	46.50	54.00	32.00	46.75	7.20	34.50	40.00	55.00	2.0	0.85
2011	45.00	52.25	33.50	45.25	6.90	33.50	38.75	53.25	2.0	0.85
2012	45.00	52.25	33.50	45.25	6.90	33.50	38.75	53.25	2.0	0.85
2013	46.00	53.25	34.00	46.00	7.05	34.00	39.50	54.25	2.0	0.85
2014	46.75	54.25	34.75	47.00	7.20	34.75	40.25	55.25	2.0	0.85
2015	47.75	55.50	35.25	48.00	7.40	35.50	41.00	56.50	2.0	0.85
2016	48.75	56.50	36.00	48.75	7.55	36.25	41.75	57.75	2.0	0.85
Thereafter	2%	2%	2%	2%	2%	2%	2%	2%	2.0	0.85

Notes:

(1)           Inflation rates for forecasting prices and costs.

(2)           Exchange rates used to generate the benchmark reference prices in this table.

Weighted average actual prices realized for the year ended December 31, 2005 were $8.74/Mcf for natural gas, $64.22/bbl for light and medium crude oil, $35.71/bbl for heavy oil and $51.20/bbl for natural gas liquids.

6.             Constant prices and costs

These are actual prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies.  To the extent that there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs shall be incorporated into the price for future years.

The constant crude oil and natural gas benchmark reference pricing and the exchange rate utilized in the GLJ Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS

as of December 31, 2005

CONSTANT PRICES AND COSTS

OIL					EDMONTON LIQUID PRICES
WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	LLB Crude Oil at Hardisty ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/Mcf)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Pentanes Plus ($Cdn/bbl)	EXCHANGE RATE(1) ($Cdn/$US)

61.04	68.27	39.00	51.84	9.71	43.69	50.52	71.67	0.8577

Note:

(1)           The exchange rate used to generate the benchmark reference prices in this table.

7.             Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below.

	Forecast Prices and Costs		Constant Prices and Costs
Year	Proved Reserves (MM$)	Proved Plus Probable Reserves (MM$)	Proved Reserves (MM$)

2006	140	170	140
2007	59	78	58
2008	57	69	54
2009	38	48	35
2010	29	41	27
Total: Undiscounted	413	552	384
Total: Discounted at 10%/year	307	402	296

We expect to fund the development costs of the reserves through a combination of cash flow withheld from distributions, debt, the sale of existing assets and the issuance of Trust Units.

There can be no guarantee that funds will be available or that we will allocate funding to develop all of the reserves attributed in the GLJ Report.  Failure to develop those reserves would have a negative impact on future cash flow.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized.  We do not anticipate that interest or other funding costs would make development of any property uneconomic.

8.             The Alberta royalty tax credit (“ARTC”) is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995.

9.             Estimated future well abandonment costs related to reserve wells have been taken into account by GLJ in determining the aggregate future net revenue therefrom.

10.           Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

11.           All factual data supplied to GLJ was accepted as represented.  No field inspection was conducted.

12.           The estimates of future net revenue presented in the tables above do not represent fair market value.

Reconciliations of Changes in Reserves and Future Net Revenue

The following table sets forth the reconciliation of our net reserves as at December 31, 2005, using forecast price and cost estimates derived from the GLJ Report.  Net reserves as at December 31, 2005 and as at December 31, 2004 include working interest reserves plus royalties receivable less royalties payable.

RECONCILIATION OF

NET RESERVES

BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			HEAVY OIL			CONVENTIONAL NATURAL GAS
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)

December 31, 2004	124,813	22,204	147,017	46,547	8,854	55,401	520,187	101,109	621,296

Reclassify Medium Oil	2,686	754	3,440	(2,686)	(754)	(3,440)	––	––	––
Extensions	47	16	63	3,219	915	4,134	24,703	9,109	33,812
Improved Recovery(1)	1,356	120	1,476	2,438	1,492	3,930	5,830	338	6,618
Technical Revisions	(592)	1,259	667	577	675	1,252	(13,161)	(2,978)	(16,139)
Discoveries	—	—	—	—	—	—	9,341	2,535	11,876
Acquisitions	2,466	1,412	3,878	994	330	1,324	4,976	1,541	6,517
Dispositions	(118)	(12)	(130)	—	—	—	(10,237)	(2,102)	(12,339)
Economic Factors	624	111	735	233	44	277	1,300	253	1,533
Production	(8,902)	––	(8,902)	(6,145)	––	(6,145)	(80,149)	—	(80,149)

December 31, 2005	122,380	25,864	148,244	45,117	11,556	56,733	462,790	109,805	572,595

Note:

(1)      Improved Recovery includes the following infill drilling volumes:

Infill Drilling	1,119	30	1,149	2,421	1,490	3,911	3,472	(208)	3,264

	NATURAL GAS LIQUIDS			TOTAL OIL EQUIVALENT
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)

December 31, 2004	10,784	1,741	12,525	268,842	49,651	318,492

Reclassify Medium Oil	––	––	––	––	––	––
Extensions	23	5	28	7,406	2,454	9,860
Improved Recovery(1)	175	16	191	4,941	1,684	6,625
Technical Revisions	(377)	151	(226)	(2,586)	1,588	(996)
Discoveries	39	25	64	1,596	448	2,043
Acquisitions	86	80	166	4,375	2,079	6,454
Dispositions	(203)	(32)	(235)	(2,027)	(394)	(2,422)
Economic Factors	27	4	31	1,101	202	1,302
Production	(994)	––	(994)	(29,399)	––	(29,399)

December 31, 2005	9,560	1,990	11,550	254,249	57,711	311,960

Note:

(1)   Improved Recovery includes the following infill drilling volumes:

Infill Drilling	98	(21)	77	4,217	1,464	5,681

RECONCILIATION OF CHANGES IN

NET PRESENT VALUES OF FUTURE NET REVENUE

DISCOUNTED AT 10% PER YEAR

PROVED RESERVES

CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2005 (MM$)

Estimated Future Net Revenue at Beginning of Year	2,220

Oil and Gas Sales During Period Net of Production Costs and Royalties(1)	(933)
Changes due to Prices and Royalties Related to Forecast Production(2)	2,483
Development Costs During the Period(3)	432
Changes in Forecast Development Costs(4)	(420)
Changes Resulting from Extensions and Improved Recovery(5)	217
Changes Resulting from Discoveries(5)	38
Changes Resulting from Acquisitions of Reserves(5)	76
Changes Resulting from Dispositions of Reserves(5)	(69)
Accretion of Discount(6)	314
Net Change in Income Taxes(7)	923
Changes Resulting from Technical Reserves Revisions(5)	(6)
Abandonment adjustment(8)	141
All Other Changes(9)	(444)

Estimated Future Net Revenue at End of Year	4,972

Notes:

(1)           Company actual before income taxes, excluding general and administrative expenses.

(2)           The impact of changes in prices and other economic factors on future net revenue.

(3)           Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4)           The change in forecast development costs.

(5)           End of period net present value of the related reserves.

(6)           Estimated as 10% of the beginning of period net present value.

(7)           The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.  With conversion to a trust, Penn West Petroleum Ltd. does not pay income tax.  See:  “Other Oil and Gas Information – Tax Horizon”.

(8)           The environmental liability related to wells with no assigned reserves.

(9)           Includes changes due to revised production profiles, development timing, operating costs, royalty rates and actual prices received in 2005 versus forecast.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are attributed by GLJ in accordance with standards and procedures contained in the COGE Handbook.  Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.  Probable undeveloped reserves are those reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

In some cases it will take longer than two years to develop these reserves.  Penn West plans to develop approximately one-half of the proved undeveloped reserves in the GLJ Report over the next two years and the significant majority of the proved undeveloped reserves over the next five years.  There are a number of factors that could result in delayed or cancelled development, including the following: (i) changing economic conditions (due to pricing, operating and capital expenditure fluctuations); (ii) changing technical conditions (including production anomalies, such as water breakthrough or accelerated depletion); (iii) multi-zone developments (for instance, a prospective formation completion may be delayed until the initial completion is no longer economic); (iv) a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and (v) surface access issues (including those relating to land owners, weather conditions and regulatory approvals).

Proved Undeveloped Reserves

GLJ has assigned 31.0 MMboe of proven net undeveloped reserves in the GLJ Report under forecast prices and costs, together with $295.1 million of associated undiscounted future capital expenditures.  The majority of Penn West’s proven undeveloped reserves evaluated in the GLJ Report are attributable to future oil development projects in the Pembina and Seal areas and in Penn West’s existing miscible flood properties.

The Pembina Cardium pool is currently developed primarily on 80 acre well spacing units.  Penn West believes that much of the pool could be economically developed on 40 acre spacing units or through horizontal drilling.  Some of the reserves associated with these additional locations have been included in the GLJ Report as proven undeveloped reserves.

Penn West operates miscible flood projects at the South Swan Hills Unit and at the Joffre Viking Tertiary Oil Unit.  Additional miscible flood pattern development in these projects are scheduled over several years in order to maximize the use of existing infrastructure and available injectants.

The Seal Oil Sands Project is located in the Peace River Area of North Central Alberta.  Penn West has begun developing these areally extensive deposits of bitumen using conventional “cold pumping” technology.

Proven undeveloped capital spending in the first two forecast years of the GLJ Report accounts for $150.2 million, or 51 percent, of the total forecast.  These figures increase to $258.0 million, or 87 percent, during the first five years of the GLJ Report.

Probable Reserves

GLJ assigned 57.7 MMboe of net probable reserves in the GLJ Report with associated capital of $138.8 million.  Of this volume, probable undeveloped reserves account for 17.8 MMboe and have associated capital of $128.9 million, of which $78.5 million (61 percent of the total) accrues during the first five years of the GLJ Report.

Approximately 6.2 MMboe (11 percent of the total) of net probable reserves and approximately $15.3 million of related capital expenditures (11 percent of the total) are allocated to Penn West working interests in three major non-operated units.

Significant Factors or Uncertainties

The development schedule of Penn West’s undeveloped reserves is based on forecast and constant price assumptions for the determination of economic projects.  The actual prices that occur may be significantly lower or higher resulting in some projects being delayed or accelerated, as the case may be.

Penn West does not anticipate that any significant economic factors or other significant uncertainties will affect any particular components of its reserves data.  However, Penn West’s reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond Penn West’s control.

Additional Information Concerning Abandonment and Reclamation Costs

Well abandonment costs are calculated separately for producing natural gas and oil wells, suspended natural gas and oil wells, water injectors and standing wells.  Remediation of documented flare pits and site reclamation was also included in the calculation.  These costs were estimated using Penn West’s experience conducting annual abandonment and reclamation programs of wells and flare pits over the past several years.  Penn West reviews suspended or standing well bores for abandonment and conducts systematic abandonment programs that take into account seasonal access, high priority problematic wellbores, and opportunity for multi-well programs to reduce costs.

Penn West’s total net inventory of existing producing, non-producing and service well bores at December 31, 2005 is estimated at 11,011.  Penn West expects to incur abandonment and reclamation costs in respect of all of these wells.

The total amount of abandonment and reclamation costs, net of salvage values, that Penn West expects to incur, including wells that extend beyond the 50 year limit in the GLJ Report, are summarized in the following table:

Period	Abandonment and Reclamation Costs escalated at 2% Undiscounted (MM$)	Abandonment and Reclamation Costs Escalated at 2% Discounted at 10% (MM$)
Total liability as at December 31, 2005	817	213

Anticipated to be paid in 2006	12	11
Anticipated to be paid in 2007	12	10
Anticipated to be paid in 2008	12	9

The above table includes certain abandonment and reclamation costs, net of salvage values, not included in the GLJ Report and not deducted in estimating future net revenue as disclosed earlier in this Annual Information Form.  Escalated at two percent and undiscounted, these costs were $538 million and escalated at two percent and discounted at 10%, these costs were $143 million.

OTHER OIL AND GAS INFORMATION

Our portfolio of properties as at December 31, 2005 includes both unitized and non-unitized oil and natural gas production.  In general, the properties contain long life, low decline rate reserves and include interests in several major oil and gas fields.

Principal Properties

The following is a description of our principal oil and natural gas properties as at December 31, 2005.  Reserve amounts are stated at December 31, 2005, based on escalated cost and price assumptions as evaluated in the GLJ Report prepared by GLJ (see “Statement of Reserves Data”).  Information in respect of gross and net acres and well counts are as at December 31, 2005, and information in respect of production is for the year ended December 31, 2005 except where indicated otherwise.  Due to the fact that we have been active at acquiring additional interests in our principal properties, the working interest share and interest in gross and net acres and wells as at December 31, 2005 may not directly correspond to the stated production for the year which only includes production since the date the interests were acquired by us.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

All of the properties described below are located in the Western Canadian Sedimentary Basin and within the Canadian provinces of British Columbia, Alberta or Saskatchewan.  The properties represent 100 percent of the total net proved plus probable reserves as assigned by GLJ in the GLJ Report.  There are no material properties to which reserves have been attributed which are capable of producing but which are not producing.

Major Operating Regions

The following table shows Penn West’s daily production, based on December 31, 2005 rates, by major core region:

	Crude Oil & NGLs (bbl/d)	Natural Gas (MMcf/d)	TOTAL BOE/d

Northern	150	91	15,310
Peace River Arch	700	20	4,030
Central	24,650	86	38,980
Plains	24,500	75	37,000
Southern Saskatchewan / Other	2,850	––	2,850
Total	52,850	272	98,170

Oil and Natural Gas Properties

Penn West’s production and reserves are attributed to more than 380 producing properties.  No single property accounts for more than 15 percent of Penn West’s total production or reserves.  A general discussion of our operations and activities in each of our core areas follows.

Northern Area

The Northern Area is a natural gas prone region that supplies approximately 33 percent of Penn West’s natural gas production.  This region is located in the extreme northern corners of Alberta and British Columbia close to the boundary of the Northwest Territories. Penn West’s operations are concentrated in Wildboy. The primary zones are the Mississippian at about 900 metres, and the Jean Marie at about 1,300 metres.

The exploration and development of the Wildboy field followed a Penn West discovery in 1995. Since then, we have expanded the natural gas processing facilities to a capacity of 90 MMcf/d with throughput averaging approximately 70 MMcf/d in 2005.  Over the past several years, these projects have included drilling vertical and horizontal natural gas wells, constructing a major natural gas processing plant, constructing a 60 kilometre sales line to deliver production into Alberta, and acquiring an extensive land base.  Penn West drilled 27 wells in the Northern Area in 2005 and plans to drill up to 20 new wells in 2006.

Penn West has undeveloped land holdings of approximately 1,800,000 net acres in the Northern Area.

Peace River Arch Area

The Peace River Arch Area currently provides approximately four percent of Penn West’s total production.  In 2005, Penn West drilled 17 net wells in the Peace River Arch Area at Firebird and plans to drill 23 more in 2006.

Penn West holds approximately 74,000 net acres of undeveloped land in the Peace River Arch core area.

Central Area

The Central Area currently provides approximately 32 percent of Penn West’s natural gas production and 47 percent of its liquids production.  The region contains large, long-life pools of Cardium light oil, oilsands deposits in the Seal area and shallow to medium depth, multi-zone natural gas pools.  This region is both an established producing area and an area of significant reserves and production growth. Penn West’s long life, low decline rate Cardium oil reserves in the Central Area provide a stable production base and the premium quality - Cardium oil receives a price very close to the Edmonton par price.

Penn West currently has an average net working interest of approximately 38% in the Pembina Cardium light oil pool that contains an estimated 7.8 billion barrels of original-oil-in-place (“OOIP”).  Within Pembina, we also have extensive ownership interests in the production infrastructure.  Penn West is continuing to employ secondary recovery programs that include infill drilling, water injection to maintain reservoir pressure, and zonal stimulations to increase productivity.  Penn West believes that the Pembina Cardium pool is a candidate for potential carbon dioxide miscible flooding. The application of this technology has the potential to significantly increase recovery factors. Accessing an economic source of carbon dioxide to create favourable economics for the project is a key factor.  In 2003, Penn West began planning, and received regulatory approval for, an eight well carbon dioxide miscible flood pilot project.  Construction of the pilot project was completed during 2004 as a cooperative effort with both the provincial and federal governments.  Injection of carbon dioxide commenced in the first quarter of 2005 and will continue for a period of approximately 24 months with the initial time horizon for the pilot project being three years.  To date, the pilot project is proceeding as planned.  If successful, and if a large-scale, economic source of carbon dioxide can be secured, we plan a multi-year program of multiple phases.  No reserves have been assigned for CO2 miscible flooding at Pembina.

In 2002, Penn West acquired a majority interest in the South Swan Hills property.  South Swan Hills employs a combination of water and hydrocarbon solvent injection to increase the recovery factor of the OOIP.  In 2006, Penn West will initiate two new miscible flood patterns to further enhance the pool’s recovery.  Penn West is studying the potential of using the operating model for this property at East Swan Hills, a property that is geologically similar but is not currently under enhanced oil recovery.

The Central Area is also a major natural gas producing area, with production of 86 MMcf/d at year-end 2005. The natural gas prospects in the area tend to be multi-zone and liquids rich. Penn West’s control of several natural gas processing facilities throughout the area allows Penn West to gain economies of scale in the surrounding natural gas operations. One of the principal facilities in the Central Area is the Minnehik-Buck Lake natural gas processing facility in which Penn West controls a majority interest.  The facility has the capacity to process over 120 MMcf/d of natural gas including the capability to process sour natural gas.

Penn West holds approximately 848,000 net acres of undeveloped land in the Central Area.

Plains Area

The Plains Area is a shallow depth region that supplies 38 percent of Penn West’s total production. In 2005, Penn West drilled 172 net wells in this area.

Penn West owns and operates an extensive infrastructure of gas plants, batteries and pipelines in the Plains Area. In 2006, Penn West plans to drill 170 net wells in the Plains Area.

Penn West holds approximately 994,000 net acres of undeveloped land in the Plains Area.

Peace River Oilsands

Since 2002, Penn West has built an inventory of approximately 200,000 net acres of oilsands leases in the Peace River Oilsands Area.  To date, we have drilled two exploratory wells and 24 pilot horizontal wells focussing on three project areas; Seal Main, Seal North and Cadotte.  In 2006, Penn West will commence the first phase of development at Seal Main drilling 30 horizontal wells and participating in a central battery and oil pipeline to increase production to a targeted 3,000 to 5,000 barrels of oil per day by year end 2006.  We also plan exploratory and horizontal drilling at Seal North and Cadotte.

Southern Saskatchewan/Other Areas

The Southern Saskatchewan Area is a proven producing region with long-life light oil reserves.  Penn West completed an acquisition of producing oil properties, facilities and undeveloped lands in southwest Saskatchewan in 2002 and subsequently made significant Crown land acquisitions.

The Southern Saskatchewan/Other Areas are currently producing a total of approximately 2,850 bbl/d.

Additional Information

None of Penn West’s important properties, plants, facilities or installations are subject to any material statutory or other mandatory relinquishments, surrenders, back-ins or changes in ownership.

For a discussion of properties to which reserves have been attributed and which are capable of producing but which are not producing, see “Statement of Reserves Data - Additional Information Relating to Reserves Data – Undeveloped Reserves”.

Oil And Gas Wells

The following table sets forth the number and status of wells in which we had a working interest as at December 31, 2005.

	Producing				Non-Producing		Total
	Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	5,268	3,439	2,220	1,589	3,968	2,755	11,456	7,783
British Columbia	9	5	299	256	95	75	403	335
Saskatchewan	1,861	1,377	382	292	1,646	1,224	3,889	2,893
Total	7,138	4,821	2,901	2,137	5,709	4,054	15,748	11,011

Undeveloped Land Holdings

The following table sets out our undeveloped land holdings as at December 31, 2005.

	Undeveloped Acres (000s)
	Gross	Net

Alberta	2,843	2,665
British Columbia	563	530
Saskatchewan	840	805
Manitoba	144	142
Total	4,390	4,142

We currently have no material work commitments on these lands.  The primary lease or extension term on 1,277,100 net acres will expire by December 31, 2006.  The right to explore, develop and exploit these leases will be surrendered unless we qualify them for continuation based on existing production, drilling or technical mapping.

Tax Horizon

As a result of our tax structure, taxable income is transferred from our operating entities to the Trust and from the Trust to Unitholders.  This is primarily accomplished through the deduction by our operating entities of the royalties on underlying oil and gas properties and the deduction of interest on the Notes.  The terms of the Trust Indenture require the Trust to distribute its taxable income, therefore, it is expected that no income tax liability will be incurred provided we maintain this organizational structure.  To the extent that taxable income is retained in our operating entities to fund capital expenditures or repay bank debt it is possible that income taxes could be payable at some time in the future.

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and net of certain proceeds) related to our activities for the year ended December 31, 2005:

2005 MM$
Property acquisition costs
Proved properties	$(5.8)
Undeveloped properties	13.5
Exploration costs(1)	140.4
Development costs(2)	299.3
Corporate costs	9.3
Total	$456.7

Notes:

(1)       Costs of land acquired, geological and geophysical capital expenditures and drilling costs for 2005 exploration wells drilled.

(2)       Includes equipping and facilities capital expenditures.

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells that we participated in during the year ended December 31, 2005:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil	14	14	105	96
Natural Gas	30	30	120	118
Dry	1	1	17	17
Total	45	45	242	231

We anticipate capital expenditures of $400 million to $500 million in 2006 to undertake our capital program. The primary components of our program are described under the heading “Other Oil and Gas information – Oil and Natural Gas Properties”.  In 2006, we expect to spend $80 to $100 million on our Seal oilsands project and approximately $50 million on miscible flood activities.

Production Estimates

The following table sets out the volume of our production estimated for the year ended December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the tables contained under “Statement of Reserves Data - Disclosure of Reserves Data”.

	Light and Medium Oil (bbl/d)		Heavy Oil (bbl/d)		Natural Gas (Mcf/d)		Natural Gas Liquids (bbl/d)		Total (BOE/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Producing	25,218	22,494	18,767	16,470	226,627	178,185	3,888	2,670	85,645	71,332
Proved Developed Non-Producing	452	369	395	317	11,872	8,723	149	106	2,975	2,246
Proved Undeveloped	566	469	1,441	1,395	7,268	5,710	65	44	3,285	2,860
Total Proved	26,236	23,332	20,603	18,182	245,767	192,618	4,102	2,820	91,905	76,438
Total Probable	748	635	762	635	16,644	12,419	161	111	4,445	3,450
Total Proved Plus Probable	26,984	23,967	21,365	18,817	262,412	205,037	4,263	2,931	96,350	79,888

Production History

The following tables summarize certain information in respect of our production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended 2005				Year Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	2005
Average Daily Production(1)
Light and Medium Crude Oil (bbl/d)	30,258	27,821	28,703	29,171	28,985
Heavy Oil (bbl/d)	18,943	18,622	18,533	18,726	18,705
Gas (MMcf/d)	289.1	295.7	289.0	277.5	287.8
NGLs (bbl/d)	3,961	4,190	4,398	4,056	4,152
Combined (boe/d)	101,344	99,910	99,802	98,205	99,807

Average Net Production Prices Received
Light and Medium Crude Oil ($/bbl)	57.62	61.01	73.76	64.56	64.22
Heavy Oil ($/bbl)	28.06	31.22	48.60	34.95	35.71
Gas ($/Mcf)	6.85	7.41	8.88	11.66	8.68
NGLs ($/bbl)	43.59	46.07	52.54	62.27	51.20
Combined ($/boe)	43.70	46.66	58.27	61.38	52.50

Royalties Paid
Light and Medium Crude Oil ($/bbl)	8.03	7.77	10.32	10.39	9.14
Heavy Oil ($/bbl)	4.20	4.63	7.13	5.67	5.41
Gas ($/Mcf)	1.47	1.49	1.83	2.67	1.86
NGLs ($/bbl)	15.13	17.61	17.32	19.16	17.33
Combined ($/boe)	7.95	8.17	10.36	12.52	9.74

Operating Expenses (2)(3)
Light and Medium Crude Oil ($/bbl)	13.83	15.24	14.25	15.36	14.66
Heavy Oil ($/bbl)	8.97	9.02	9.58	9.64	9.30
Gas ($/Mcf)	0.78	0.82	0.93	0.87	0.85
NGLs ($/bbl)	12.29	12.84	12.44	13.80	12.84
Combined ($/boe)	8.51	8.89	9.11	9.44	8.99

(Gain)/Loss on Commodity and Foreign Exchange Contracts
Light and Medium Crude Oil ($/bbl)	—	—	—	—	—
Heavy Oil ($/bbl)	—	—	—	—	—
Gas ($/Mcf)	(0.26)	—	—	—	(0.06)
NGLs ($/bbl)	—	—	—	—	—
Combined ($/boe)	(0.73)	—	—	—	(0.18)

Netback Received(4)
Light and Medium Crude Oil ($/bbl)	35.76	38.00	49.19	38.81	40.42
Heavy Oil ($/bbl)	14.89	17.57	31.89	19.64	21.00
Gas ($/Mcf)	4.86	5.10	6.12	8.12	6.03
NGLs ($/bbl)	16.17	15.62	22.78	29.32	21.03
Combined ($/boe)	27.97	29.60	38.80	39.42	33.95

Notes:

(1)           Before deduction of royalties.

(2)           Operating expenses are composed of direct costs incurred to operate both oil and gas wells.  A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

(3)           Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.

(4)           Netbacks are calculated by subtracting royalties, operating costs and losses/gains on commodity and foreign exchange contracts from revenues.

No property accounts for more than 15 percent of the production disclosed above.  For more information, see “Other Oil and Gas Information – Principal Properties”.

Marketing and Future Commitments

Our marketing approach continues to reflect the following principles:

•      Maximize production from existing assets and avoid any shut-in production due to marketing constraints.

•      Diversify natural gas pricing on a geographic basis in order to maintain competitive prices.

•      Optimize netbacks on crude oil production through blending, trucking and proprietary handling of emulsion.

Natural Gas Marketing

In 2005, Penn West received an average price of $8.74/Mcf compared to $6.68/Mcf realized in 2004.  Approximately 89 percent of our natural gas sales are marketed directly with the balance of natural gas sales marketed by aggregator pools.  We continue to maintain a significant weighting to the Alberta market as this market offers a premium netback relative to most other indices.  In addition to maximizing netbacks, the current portfolio approach also enhances our operational flexibility to pursue higher netback opportunities as they become available.

We continue to conservatively manage our transportation costs.  Transportation on all pipelines is closely balanced to supply, and market commitments related to export transportation represented less than five percent of sales.

Oil and Liquids Marketing

The average quality of our crude oil production is 28o API. Approximately 56 percent of our liquids production can be attributed to light and medium oil, with an average API of 37o. Conventional heavy oil at 15o API comprises approximately 36 percent of total liquids production.  Production of NGLs account for approximately eight percent of total liquids production.

We market our production at the lease level on varying term contracts that capture premiums on postings for the majority of corporate sales and actively manage our heavy oil supply by finding opportunities to optimize netbacks through blending, trucking and proprietary handling of emulsion. Blending costs are also controlled through the use of proprietary condensate supply.

The following table summarizes the net product price received for our production of conventional light and medium oil and conventional heavy oil for the periods indicated:

	2005		2004
Quarter ended	Light and Medium Oil ($/bbl)	Heavy Oil ($/bbl)	Light and Medium Oil ($/bbl)	Heavy Oil ($/bbl)

March 31	57.62	28.06	37.72	28.50
June 30	61.01	31.22	39.80	30.17
September 30	73.76	48.60	42.37	37.37
December 31	64.56	34.95	47.08	29.89

Future Commitments

We have committed to certain payments over the next five years, in addition to regular payments under our credit facilities, as follows:

($ millions)	2006	2007	2008	2009	2010	Thereafter
Natural gas transportation	15.4	8.3	6.4	4.4	1.3	––
Natural gas transportation ($US)	3.4	1.7	1.6	1.6	1.6	7.7
Electricity	3.9	3.9	3.9	3.9	3.9	6.5
Office lease	5.4	4.5	4.2	4.2	2.1	1.4

Forward Contracts

Our Board of Directors approved a policy that enables us to hedge up to 50% of our liquids and natural gas price exposure (net of royalties).  Penn West is not bound by any agreement (including a transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or natural gas except for the following hedging positions that were outstanding as at December 31, 2005:

	Notional Volume	Remaining Term	Pricing	Market Value(1) (MM$)
Crude Oil
WTI Costless Collars	20,000 bbl/d	Jan/06 – Dec/06	$US 47.50 to $67.86/bbl	(22.1)
Natural Gas
AECO Costless Collars	46,300 mcf/d	Jan/06 – Mar/06	$8.64 to $16.69/mcf	0.2
AECO Costless Collars	46,300 mcf/d	Jan/06 – Oct/06	$8.64 to $16.25/mcf	2.1
AECO Costless Collars	18,500 mcf/d	Jan/06 – Oct/06	$9.72 to $17.28/mcf	3.3
AECO Costless Collars	23,100 mcf/d	Apr/06 – Sept/06	$9.07 to $15.12/mcf	0.7
AECO Costless Collars	9,300 mcf/d	Apr/06 – Sept/06	$9.18 to $15.39/mcf	0.8
AECO Costless Collars	13,400 mcf/d	Oct/06 – Dec/06	$9.18 to $17.39/mcf	0.2
Electricity
Alberta Power Pool Swaps	60 MW	2006	$42.25 to $43.15/MWh	16.6
Alberta Power Pool Swaps	35 MW	2007	$46.00/MWh	6.7

Note:

(1)           Unrealized gain (loss) based on calculations using posted rates for similar contracts on December 31, 2005.

Our transportation obligations and commitments for future physical deliveries of crude oil and natural gas do not exceed our expected related future production from our proved reserves, estimated using forecast prices and costs.

Environmental Matters

The oil and natural gas industry is subject to environmental regulations under provincial and federal legislation.  This legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with oil and natural gas operations.  In addition, the legislation requires that well and facility sites must be abandoned and reclaimed to the satisfaction of provincial criteria.  Compliance with this legislation can require significant expenditures; a breach of such requirements could result in the imposition of material fines and facility closures.  Penn West’s environmental programs are monitored to ensure that they comply with all government environmental regulations and with Penn West’s own environmental policies.  The results of these programs are reviewed with Penn West’s management and operations personnel.

In December 2002, the Government of Canada ratified the Kyoto Protocol that became legally binding on February 16, 2005.  This protocol calls for Canada to reduce its greenhouse gas emissions to six percent below 1990 levels during the period between 2008 and 2012.  Details of specific requirements relating to the oil and gas industry have not been enacted and accordingly the impact of the Kyoto Protocol is unknown.

The petroleum industry is committed to minimizing the environmental impacts from oil and natural gas operations and involving all stakeholders throughout the process.  We fully understand our responsibilities in this important area and recognize the interests of other land users in resource development areas, and conduct our operations accordingly.  We are committed to minimizing the environmental impact from oil and natural gas operations, and to involving stakeholders throughout the exploration, development, production and abandonment process.  Our environmental programs encompass resource conservation, stakeholder communication, carbon dioxide sequestration and site abandonment/reclamation.

Our Environmental Policy and Environmental Management Plan (“EMP”) encompass the full range of air, water, soil and waste issues associated with exploration, development and production.  The EMP includes guidelines to 11 key areas that must be considered in conjunction with oil and natural gas development plans.  These guidelines help ensure safe and environmentally sound field operations.  The Environmental Operating Guidelines are used to train our employees in the practical and economical implementation of the EMP.

We maintain a program of detailed inspections, audits and field assessments to determine and quantify the environmental liabilities that will be incurred during the eventual decommissioning and reclamation of our field facilities.  Penn West pursues a program of environmental impact reduction aimed at minimizing these future corporate liabilities without hampering field productivity.  This program, launched in 1994 and ongoing into 2006, includes measures to remediate potential contaminant sources, reclaim spill sites and abandon unproductive wells and shut-in facilities. We have implemented strategies to reduce greenhouse gas emissions and flaring and continued the program to plan and test the infrastructure required to inject and permanently “sequester” carbon dioxide in hydrocarbon reservoirs.

During 2005, we continued our pilot scale carbon dioxide injection program at Pembina, with injection of carbon dioxide commencing in February 2005.  If successful, this could lead to a much larger enhanced oil recovery program with potential to sequester very significant volumes of carbon dioxide.  Also in 2005, we continued to participate in studies to develop a cost effective system to source large volumes of carbon dioxide currently emitted within Alberta, and to transport it by pipeline for injection into producing oil fields in central Alberta.

SHARE CAPITAL OF PENN WEST PETROLEUM LTD.

Common Shares

Penn West Petroleum Ltd. has authorized for issuance an unlimited number of common shares.  We own all of the issued common shares.  The voting of such shares is delegated to the Board of Directors under the Trust Indenture other than:  (i) any sale, lease or other disposition of, or any interest in, all or substantially all of our assets, except in conjunction with an internal reorganization of our direct or indirect assets as a result of which we have the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization; (ii) any statutory amalgamation of Penn West Petroleum Ltd. with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (i) above; (iii) any statutory arrangement involving Penn West Petroleum Ltd., except in conjunction with an internal reorganization as referred to in paragraph (i) above; (iv) any amendment to the articles of Penn West Petroleum Ltd. to increase or decrease the minimum or maximum number of directors; or (v) any material amendment to the articles of Penn West Petroleum Ltd. to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Penn West Petroleum Ltd.’s shares in a manner which may be prejudicial to us, without the approval of the Unitholders by special resolution at a meeting of Unitholders called for that purpose.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of Penn West Petroleum Ltd. and to one vote at such meetings.  The holders of common shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the common shares. The holders of common shares will be entitled to share equally in any distribution of the assets of Penn West Petroleum Ltd. upon the liquidation, dissolution, bankruptcy or winding-up of Penn West Petroleum Ltd. or other distribution of its assets among its shareholders for the purpose of winding-up its affairs subject to the rights, privileges, restrictions and conditions attaching to any other shares having priority over the common shares.

Preferred Shares

Penn West Petroleum Ltd. is authorized to issue an unlimited number of Preferred Shares in series.  Before any shares of a particular series are issued, the Board of Directors shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series.  The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to accumulated dividends and return of capital.  The Preferred Shares are entitled to a preference over the Common Shares and over any other shares of Penn West ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Penn West, whether voluntary or involuntary, or any other distribution of the assets of Penn West among its shareholders for the purpose of winding-up its affairs.  As at the date hereof, no Preferred Shares are issued and outstanding.

The share capital of Penn West Amalco is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, substantially identical to the share capital of Penn West Petroleum Ltd.

INFORMATION RELATING TO THE TRUST

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.  The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions made by us and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion, retraction or pre-emptive rights attach to the Trust Units.

Special Voting Units

The Trust Indenture also provides for the issuance of special voting units and which are entitled to such number of votes at meetings of Unitholders and any other rights or limitations prescribed by the Board of Directors when the Board of Directors authorizes issuing such special voting units. The Trust Units and the special voting units vote together as a single class on all matters. In the event of our liquidation, dissolution or winding-up, the holders of special voting units will not be entitled to receive any of our assets available for distribution to our Unitholders.  The holders of special voting units will not be entitled to receive dividends or other distributions from us.

Trust Indenture

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates.  The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of our property as an entirety or substantially as an entirety requires approval by special resolution of the Unitholders.  See “Information Relating to the Trust – Meetings and Voting” below.

The following is a summary of certain provisions of the Trust Indenture.  For a complete description of such indenture, reference should be made to the Trust Indenture, a copy of which has been filed on SEDAR at www.sedar.com.

Trustee

CIBC Mellon Trust Company is our trustee and also acts as the transfer agent for the Trust Units.  The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining our books and records and providing timely reports to holders of Trust Units.  The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in our best interests and in the best interest of the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee’s appointment is until the third annual meeting of Unitholders.  The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders are required to re-appoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the re-appointment or appointment of the successor to the Trustee.  The Trustee may also be removed by special resolution of the Unitholders.  Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Penn West Petroleum Ltd. presently administers us on behalf of the Trustee.  Penn West Petroleum Ltd., on behalf of the Trustee, keeps such books and records as are necessary for the proper recording of our business transactions.

The Trust Indenture provides that the Trustee shall be under no liability for any action or failure to act unless such liabilities arise out of the Trustee’s negligence, wilful default or fraud.  The Trustee shall be indemnified out of our assets for any liabilities relating to any taxes or other government charges imposed upon the Trustee or in consequence of its performance of its duties unless such liabilities arise principally and directly out of gross negligence, wilful default or fraud of the Trustee, but shall have no additional recourse against Unitholders.  In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

The Trust Indenture also provides that the Trustee may without Unitholder approval amend the articles of Penn West Amalco to issue shares of Penn West Amalco which are exchangeable for Trust Units.

Future Offerings

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the Board of Directors may determine.  The Trust Indenture also provides that Penn West Petroleum Ltd. may authorize the creation and issuance of debentures, notes and other evidences of indebtedness by us which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Board of Directors may determine.

The Trust Indenture also provides that the Trustee may without Unitholder approval amend the articles of Penn West Amalco to issue shares of Penn West Amalco which are exchangeable for Trust Units.

Meetings and Voting

Meetings of the Unitholders will be held annually.  Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in aggregate not less than 20 percent of the Trust Units.  Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days prior to the meeting.

Unitholders will be entitled at each annual meeting to appoint our auditors and to elect all the members of the Board of Directors.

Our Management

The Board of Directors has generally been delegated all of our significant management decisions pursuant to the Trust Indenture and the Administration Agreement.  For more information, see “Corporate Governance”.

Penn West Petroleum Ltd. has accepted all such delegation and has agreed that, in respect of such matters, it shall carry out its functions honestly, in good faith and in our best interests and the best interests of the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonable person would exercise in comparable circumstances.

Limitation on Non-Resident Ownership

In order that we maintain our status as a “mutual fund trust” under the Income Tax Act (Canada), certain provisions of the Income Tax Act (Canada) require that we not be established nor maintained primarily for the benefit of non-residents of Canada (“non-residents”).  Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are non-residents.  In this regard, we shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions.  If at any time we become aware that the beneficial owners of 50 percent or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, we may make a public announcement and not thereafter accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident of Canada.

Right of Redemption

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption.  Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the “Market Redemption Price”) equal to the least of: (i) 95% of the “market price” of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; (ii) 95% of the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption, and (iii) 95% of the closing market price of the Trust Units on the date of redemption.

For the purposes of this calculation, “market price” will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.  The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units tendered for redemption during any calendar month shall be satisfied by way of cheque payable on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.  The entitlement of Unitholders to receive a cheque upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $250,000 provided that, Penn West may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month by the Trust distributing redemption notes of Penn West Petroleum Ltd. to the Unitholders who exercised the right of redemption.

The redemption notes will be due on the third anniversary of the date of issuance and will bear interest at a rate per annum to be set by the directors of Penn West Petroleum Ltd. in the context of the prevailing interest rates for debt instruments having equivalent terms and conditions.  The redemption notes will be issued under a trust indenture and will provide for their issuance to the Trust in consideration of cash or as a reduction in the principal amount of the Notes.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units.  Redemption notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such redemption notes.  Redemption notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 percent of the Trust Units; (b) a quorum of 50 percent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by special resolution of the Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099.  In the event that the Trust is wound-up, the Trustee will liquidate all our assets, pay, retire, discharge or make provision for some or all of our obligations and then distribute the remaining proceeds of sale to Unitholders.

Reporting to Unitholders

Our financial statements will be audited annually by an independent recognized firm of chartered accountants. Our audited financial statements, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements will be mailed to Unitholders within the periods prescribed by securities legislation. Our year end is December 31.  We are also subject to the continuous disclosure obligations under all applicable securities legislation.

Unitholders are entitled to inspect, during normal business hours, at the offices of the Trustee, and, upon payment of reasonable reproduction costs, to receive photocopies of the Trust Indenture and a listing of the registered holders of Trust Units.

CORPORATE GOVERNANCE

General

In general, Penn West Petroleum Ltd. has been delegated responsibility for substantially all of the management decisions of the Trust. The Unitholders are entitled to elect all of the Board of Directors pursuant to the terms of the Trust Indenture.

Trust Indenture

Pursuant to the Trust Indenture, Unitholders are entitled to direct the manner in which we will vote our common shares in Penn West Petroleum Ltd. at all meetings in respect of matters relating to the election of the directors of Penn West Petroleum Ltd., approving its financial statements and appointing auditors of Penn West Petroleum Ltd. who shall be the same as our auditors.  Prior to us voting our common shares in Penn West Petroleum Ltd., in respect of such matters, each Unitholder is entitled to vote in respect of the matter on the basis of one vote per Trust Unit held, and we are required to vote our common shares in Penn West Petroleum Ltd. in accordance with the result of the vote of Unitholders.

Decision Making

The Board of Directors has a mandate to supervise the management of our business and affairs, Penn West Petroleum Ltd. and our other direct or indirect subsidiaries and partnerships and to act with a view to our best interest.  The Board of Directors’ mandate includes:   (i) any offering of securities; (ii) ensuring compliance with all applicable laws, including in relation to an offering of securities; (iii) all matters relating to the content of any documents relating to an offering of securities, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of, material contracts; (v) all matters concerning any subscription agreement or underwriting or agency agreement providing for the sale or issue of Trust Units or securities convertible for or exchangeable into Trust Units or rights to acquire Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture (ix) the adoption of a Unitholder rights plan and other miscellaneous matters relating to the maximization of Unitholder value; and (x) all matters relating to amending Penn West Petroleum Ltd.’s articles to create exchangeable shares.  The Board of Directors holds regularly scheduled meetings at least quarterly to review the business and affairs of our subsidiaries, partnerships and trusts and make any necessary decisions relating thereto.

The Trust Indenture gives to the Board of Directors the authority to exercise the rights, powers and privileges for all matters relating to the maximization of Unitholder value in the context of a take-over bid (an “Offer”) including any Unitholder rights protection plan, any defensive action to an Offer, any directors circular in response to an Offer, any regulatory or court proceeding relating to an Offer and any related or ancillary matter.

Distributions and Distribution Policy

Cash distributions are made on the 15th day (or if such date is not a business day, on the preceding business day) following the end of each calendar month to Unitholders of record on the last business day of each such calendar month or such other date as determined from time to time by the Trustee.

The Board of Directors on our behalf reviews the distribution policy from time to time.  The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of Penn West.  The current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders.  Depending upon various factors including commodity prices and the size of Penn West’s capital budget, it is expected, based on the foregoing, that approximately 40% of cash available for distribution will fund a portion of the Trust’s annual capital expenditure program, including both exploration, exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Distributions are normally announced on a monthly basis in the context of prevailing and anticipated commodity prices.  During periods of volatile commodity prices, we may vary the distribution rate monthly.

Pursuant to the provisions of the Trust Indenture all income earned by the Trust in a fiscal year, not previously distributed in that fiscal year, must be distributed to Unitholders of record on December 31.  This excess income, if any, will be allocated to Unitholders of record at December 31 but the right to receive this income, if the amount is not determined and declared payable at December 31, will trade with the Trust Units until determined and declared payable in accordance with the rules of the Toronto Stock Exchange.  To the extent that a Unitholder trades Trust Units in this period they will be allocated such income but will dispose of their right to receive such distribution.

Directors and Officers

The name, municipality of residence, principal occupation for the prior five years and position, of each of the directors and officers of Penn West Petroleum Ltd. are as follows:

Directors

Name and Municipality of Residence	Director Since	Principal Occupation
William E. Andrew Calgary, Alberta, Canada	1994	President and Chief Executive Officer Penn West Petroleum Ltd.

George Brookman(1)(3)(5) Calgary, Alberta, Canada	2005	President and Chief Executive Officer of West Canadian Industries Group Inc.

John A. Brussa(2)(3) Calgary, Alberta, Canada	1995	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors).

Murray Nunns(1)(2)(4)(5) Calgary, Alberta, Canada	2005	Executive Chairman of Monterey Exploration Ltd.

Thomas E. Phillips(1)(2)(3)(4)(5) Calgary, Alberta, Canada	1995	President, Newhaven Investments Inc. (oil and gas company).

James C. Smith(1)(3)(4)(5) Calgary, Alberta, Canada	2005	Vice President and Chief Financial Officer of Mercury Energy Corporation (private oil and gas company).

Notes:

(1)          Member of audit committee.

(2)          Member of human resources and compensation committee.

(3)          Member of governance committee.

(4)          Member of the reserves committee.

(5)          Member of the health, safety and environment committee.

All of the directors have held the principal occupation set forth beside their name for the last five years except for Murray Nunns, who from 2002 to 2005, was President, Chief Executive Officer and Director of Crispin Energy Inc. and prior thereto held various management positions at Rio Alto Exploration Ltd. including Chief Operating Officer.

Each of the directors will hold office until the next annual meeting of Unitholders of the Trust or until their successors are elected or appointed.

Officers

Name and Municipality of Residence	Office	Principal Occupation
John A. Brussa Calgary, Alberta, Canada	Chairman	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors)

Name and Municipality of Residence	Office	Principal Occupation
William E. Andrew Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer

David Middleton Calgary, Alberta, Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer

Thane Jensen Calgary, Alberta, Canada	Senior Vice President, Exploration and Development	Senior Vice President, Exploration and Development

Todd Takeyasu Calgary, Alberta, Canada	Vice President, Finance	Vice President, Finance

William Tang Kong Calgary, Alberta, Canada	Vice President, Corporate Development	Vice President, Corporate Development

Anne Thomson Calgary, Alberta, Canada	Vice President, Exploration	Vice President, Exploration

Eric Obreiter Calgary, Alberta, Canada	Vice President, Production	Vice President, Production

Gregg Gegunde Calgary, Alberta, Canada	Vice President, Development	Vice President, Development

Kristian Tange Calgary, Alberta, Canada	Vice President, Business Development	Vice President, Business Development

The above appointments as officers were effective June 2005. In the preceding 5 years, the above officers held the principal occupations set forth except:  David Middleton was Senior Vice President, Production since 2003 and prior thereto Vice President, Production since 2001; Thane Jensen was Vice President, Engineering since 2004 and prior thereto Manager, Exploitation since 2001; Todd Takeyasu was Treasurer since 2001; William Tang Kong was Manager, Corporate Development since 2001; Anne Thomson was Manager, Exploration since 2003 and prior thereto District Geologist since 2001; Eric Obreiter was Manager, Production Central since 2001; Gregg Gegunde was Manager, Production Plains since 2003 and prior thereto Senior Engineer since 2001; Kristian Tange was Manager, Marketing since 2003 and Manager, Natural Gas Marketing since 2001.

As at March 24, 2006, the directors and officers of Penn West Petroleum Ltd., as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 730,972 Trust Units or approximately 0.45 percent of the issued and outstanding Trust Units.

Corporate Cease Trade Orders or Bankruptcies

Except as otherwise disclosed herein, in the ten years preceding the date of this Annual Information Form, none of the proposed directors, officers or insiders of Penn West Petroleum Ltd. are or have been a director, officer or promoter of any other issuer that, while acting in such capacity:

(a)                                  was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b)                                 was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy and insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person’s stock.

John A. Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses.  The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.), both of which trade on the Toronto Stock Exchange.

James C. Smith was, from May 1999 to March 2000, Vice President and Chief Financial Officer of Probe Exploration Inc., an oil and gas company listed on the Toronto Stock Exchange.  Mr. Smith joined Probe Exploration Inc. in order to assist management and the board of directors of such company in their efforts to restructure the company’s finances or sell assets to improve its financial situation.  Such efforts did not succeed and the company’s lender appointed a receiver in March 2000.

Penalties or Sanctions

None of the proposed directors, officers or insiders of Penn West Petroleum Ltd. have been subject to any penalties or sanctions under securities legislations except as disclosed herein.

Personal Bankruptcies

None of the proposed directors, officers or insiders of Penn West Petroleum Ltd. have in the ten years preceding the date of this Annual Information Form become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets except as disclosed herein.

Conflicts of Interest

Circumstances may arise where members of the Board of Directors serve as directors or officers of corporations which are in competition to our interests and the interests of Penn West Petroleum Ltd.  No assurances can be given that opportunities identified by such board members will be provided to us or Penn West Petroleum Ltd.

The Business Corporations Act (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under such Act.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of such Act.

AUDIT COMMITTEE DISCLOSURES

Multilateral Instrument 52-110 (“MI 52-110”) relating to audit committees has mandated certain disclosures for inclusion in this Annual Information Form.  The text of the Audit Committee’s mandate is attached as Appendix C to this Annual Information Form.

The members of the Audit Committee are James C. Smith, chairman, and George Brookman, Murray Nunns and Thomas E. Phillips, each of whom is independent and financially literate within the meaning of MI 52-110.  The following comprises a brief summary of each member’s education and experience:

James C. Smith:

Mr. Smith is a Chartered Accountant with over 30 years of experience in public accounting and industry.  Mr. Smith is the Chief Financial Officer of Mercury Energy Corporation, a private oil and gas company.  Mr. Smith has worked at companies such as Segue Energy Corporation, a private oil and gas company, Probe Exploration Inc., and Crestar Energy Inc. Mr. Smith is currently a director of Grand Petroleum Inc., TAG Oil Ltd., Deep Resources Inc., Grey Wolf Exploration Inc. and Pure Energy Services Inc.  Mr. Smith is a BA graduate of the University of Toronto, a medalist in Chartered Accountancy, and has completed MIT’s Program for Senior Executives.

George Brookman:

Mr. Brookman is the CEO and principal shareholder of Calgary based West Canadian Industries Group Inc.  Mr. Brookman has over 35 years of business experience and, prior to acquiring West Canadian in 1984, was the Vice-President of Development for ATCO Industries. West Canadian is now one of Canada’s premier commercial digital printing and graphics companies, which also has operations in Edmonton and Ft. McMurray. In addition, West Canadian is the parent company of Commonwealth Legal; Canada’s only national litigation support company with offices in six Canadian cities.  In the community, Mr. Brookman is currently the Vice-Chairman of Calgary Exhibition and Stampede Board; a director of KSPS Television in Spokane, Washington and on the Advisory Board of the Faculty of Communications and Culture at the University of Calgary. He is the past president of the Rotary Club of Calgary.

Murray Nunns:

Mr. Nunns is an independent businessman with directorships in a variety of oil and gas operations in Western Canada including Penn West, Capitol Energy Ltd. and three additional private junior companies.  Mr. Nunns is currently the executive Chairman of Monterey Exploration Ltd.  Mr. Nunns has 25 years plus of experience with domestic and international oil and gas exploration and production.  From 2003 to 2005, Mr. Nunns served in the capacity of President, CEO and Director of Crispin Energy Inc.  From 1993 to 2002, Mr. Nunns held a variety of management positions at Rio Alto Exploration Ltd, including Executive Vice President of Exploration and Development as well as Chief Operating Officer. From 1986 to 1993, Mr. Nunns worked in several capacities with Unocal Exploration Ltd. including Chief Geologist for Unocal Canada and in portfolio management of the international exploration program. Mr. Nunns is a graduate of the University of Toronto and holds a Bachelor of Science (Honors) in Geology.

Thomas E. Phillips:

Mr. Phillips is the President of Newhaven Investments Inc., a private company engaged in the acquisition, drilling and production of hydrocarbons in Alberta, and land development on the Sunshine Coast in British Columbia.  Mr. Phillips studied mathematics at the University of British Columbia and received his Bachelor of Science degree in 1976 from the University of Calgary, with a major in Geology and minor in Computer Science.  Mr. Phillips has worked at companies such as Home Oil, Placid Oil, and Placer CEGO.  He has served as President for Albany Oil & Gas as well as Northern Reef Exploration, and has been a director with Penn West since 1995.

The Audit Committee has pre-approved non-audit service engagements by senior management of KPMG LLP, our Auditors, for non-audit service engagements where compensation does not exceed $25,000 and otherwise requires that such engagements be pre-approved by the Chair of the Audit Committee, or failing his availability, another member of the Audit Committee.

The following is a summary of the fees paid to KPMG LLP for external audit and other services.

Audit Fees

The aggregate fees billed by our external auditor for audit services were:

2005	-	$215,000

2004	-	$155,000

Audit Related Fees

The aggregate fees billed by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements (not included in audit services fees) were:

2005	-	$48,000

2004	-	$30,000

Tax Fees

The aggregate fees billed by our external auditor for professional services for tax compliance, tax advice and tax planning were:

2005	-	$42,738

2004	-	$17,963

All Other Fees

The aggregate fees billed by our external auditor for products and services not included under the headings Audit Fees, Audit Related Fees and Tax Fees were:

2005	-	$139,500

2004	-	$5,000

DISTRIBUTIONS TO UNITHOLDERS

Since our formation, monthly cash distributions were declared in the following amounts:

For the Month Ended	Distributions per Unit	Payment Date

June 30, 2005	$0.26	July 15, 2005
July 31, 2005	0.26	August 15, 2005
August 31, 2005	0.26	September 15, 2005
September 30, 2005	0.26	October 14, 2005
October 31, 2005	0.31	November 15, 2005
November 30, 2005	0.31	December 15, 2005
December 31, 2005	0.31	January 13, 2006
Total	$1.97

For Canadian income tax purposes, cash distributions paid to Unitholders in 2005 were 100 percent taxable as other income.

We borrow funds from time to time to finance the purchase of properties, for capital expenditures or for other financial obligations or expenditures in respect of properties held by us or for working capital purposes.  The credit facilities contain provisions which restrict the ability of Penn West Petroleum Ltd. to pay the NPI and interest on the Notes in the event of the occurrence of certain events of default.  For more information, reference is made to note 4 of our Consolidated Financial Statements, which note is incorporated by reference in this Annual Information Form.

MARKET FOR SECURITIES

The Trust Units are listed and traded on the Toronto Stock Exchange.  The trading symbol for the Trust Units is PWT.UN.  The following sets forth trading information for our Trust Units in 2005.

Period	Unit price ($) High	Unit price ($) Low	Volume

June (2 to 30)	29.75	27.61	52,459,930
July	31.00	29.15	21,678,620
August	34.47	31.00	25,670,385
September	36.63	33.02	32,648,409
October	36.65	30.07	27,993,530
November	36.50	30.87	25,992,977
December	38.53	34.50	24,388,572

INDUSTRY CONDITIONS

General

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry.  It is not expected that any of these controls or regulations will affect our operations in a manner materially different than they would affect other oil and gas companies of similar size.  All current legislation is a matter of public record and we are unable to predict what additional legislation or amendments may be enacted.  Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil.  Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance.  Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the “NEB”).  Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada.  Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada.  Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order.  Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The North American Free Trade Agreement

The North American Free Trade Agreement (“NAFTA”) among the governments of Canada, United States of America and Mexico became effective on January 1, 1994.  NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply.  All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.  The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production.  The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development.  Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low.  The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.  Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program.  The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75 percent at prices at and below $100 per m3 and 25 percent at prices at and above $210 per m3.  The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers.  Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC.  The rate will be established quarterly based on the average “par price”, as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by our operating entities to the provincial governments.  In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.  Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation.  Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations.  In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities.  Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the “AEPEA”), which came into force on September 1, 1993 and the Oil and Gas Conservation Act (Alberta) (the ”OGCA”). The AEPEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations and significantly increase penalties. We are committed to meeting our responsibilities to protect the environment wherever we operate and anticipate making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which we operate. We believe that we are in material compliance with applicable environmental laws and regulations. We also believe that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia’s Environmental Assessment Act became effective June 30, 1995.  This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In Saskatchewan, environmental compliance is governed by the Environmental Management and Protection Act (Saskatchewan) and the Oil and Gas Conservation Act (Saskatchewan).

In December 2002, the Government of Canada ratified the Kyoto Protocol.  This protocol calls for Canada to reduce its greenhouse gas emissions to six percent below 1990 levels during the period between 2008 and 2012.  The protocol became legally binding on February 16, 2005 as it has been ratified by 55 countries, covering at least 55 percent of the emissions addressed by the protocol.  The protocol is expected to affect the operation of all industries in Canada, including the oil and gas industry.  As details of the implementation of this protocol have yet to be announced, the effect on our operations cannot be determined at this time.  See also “Risk Factors – Kyoto Protocol”.

RISK FACTORS

The following is a summary of certain risk factors relating to our business which prospective investors should carefully consider before deciding whether to purchase Trust Units.

Volatility of Oil and Natural Gas Prices

Our operational results and financial condition of our operating entities and therefore the amounts paid to us, will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic, and in the case of oil prices, political factors.  Supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas regions, impact prices.  Any movement in oil and natural gas prices could have an effect on our financial condition and therefore on the cash available to be distributed to Unitholders.  We may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges.  If we hedge our commodity price exposure, we could forego the benefits we would otherwise experience if commodity prices were to increase.  In addition, commodity hedging activities could expose us to losses.  To the extent that we engage in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which we contract.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount we pay to service debt, resulting in a decrease in distributions to Unitholders, as well as impact the market price of the Trust Units.

World oil prices are quoted in Unites States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time.  A material increase in the value of the Canadian dollar may negatively impact our operating entities production revenues.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by our operating entities of fewer Canadian dollars for its production which may affect future distributions.  To the extent that we engage in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which we contract.  The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates will impact future distributions and the future value of our reserves as determined by independent evaluators.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond our control.  The reserve and associated cash flow information set forth in this Annual Information Form represents estimates only.  In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results.  All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved.  For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary.  Our actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history.  Estimates based on these methods are generally less reliable than those based on actual production history.  Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ has used both constant and forecast price and cost estimates in calculating reserve quantities included in this Annual Information Form.  Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from reserves will vary from the estimates contained in the engineering reports summarized in this Annual Information Form, and such variations could be material.  The GLJ Report is based in part on the assumed success of activities we intend to undertake in future years.  The reserves and estimated cash flows to be derived therefrom contained in the engineering reports summarized in this Annual Information Form will be reduced to the extent that such activities do not achieve the level of success assumed in the engineering reports summarized in this Annual Information Form.

Depletion of Reserves

Distributions of income from our properties, absent commodity price increases or cost effective exploration, acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.  We will not be reinvesting cash flow in the same manner as some other industry participants as we conduct only limited exploratory activities; nor to the same extent as other industry participants as one of our main objectives is to maximize long-term distributions.  Accordingly, absent capital injections, our initial production levels and reserves will decline over time and, absent changes to other factors, the level of income available for distributions will be reduced.

Our future oil and natural gas reserves and production, and therefore our cash flows, will be highly dependent on our success in exploring and exploiting our reserve base and acquiring additional reserves. Without reserve additions through acquisition exploration or development activities, our reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves will be impaired.  To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions, the level of income available for distributions will be reduced.

There can be no assurance that we will be successful in developing or acquiring additional reserves on terms that meet our investment objectives.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require our operating entities to incur costs to remedy such discharge.  Although we believe that we are in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.  See “Industry Conditions– Environmental Regulation”.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse natural gases”.  Our exploration and production facilities and other operations and activities emit a small amount of greenhouse natural gases which may subject us to legislation regulating emissions of greenhouse natural gases.  The Government of Canada has put forward a Climate Change Plan for Canada that suggests further legislation will set greenhouse natural gases emission reduction requirements for various industrial activities, including oil and natural gas exploration and production.  While the protocol became legally binding on February 16, 2005, details of any specific requirements have not been released.  However, the Canadian Association of Petroleum Producers has secured specific non-binding limitations from the Government of Canada on reductions required by the oil and gas industry and the cost thereof.  On the basis of these limitations, the impact of the Kyoto Protocol on our operations is currently not expected to be material. Future federal legislation, together with provincial emission reduction requirements such as those proposed in Alberta’s Bill 37:  Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity produced by our operations and facilities.  The direct or indirect costs of these regulations may adversely affect our business.  See “Industry Conditions – Environmental Regulation”.

Operational Matters

Acquiring, developing and exploring for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include, but are not limited to, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills.  Although we maintain insurance in accordance with customary industry practice, we are not fully insured against all of these risks.  Losses resulting from the occurrence of these risks could have a material adverse impact on us.  Like other oil and natural gas trusts and companies, we attempt to conduct our business and financial affairs so as to protect against political and economic risks applicable to operations in the jurisdictions where we operate but there can be no assurance that we will be successful in so protecting the Trust.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property.  Operating costs on most properties have increased steadily over recent years.  To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat our claim to certain of our oil and gas properties. A reduction of the income available for distributions could result in such circumstances.

Insurance

Our involvement in the exploration for and development of oil and natural gas properties could subject Penn West to liability for pollution, blowouts, property damage, personal injury or other hazards.  Prior to commencing operations our operating entities obtain insurance in accordance with industry standards to address certain of these risks.  Such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances, be insurable or, in certain circumstances, our operating entities may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on our financial position, results of operations or prospects and will reduce income otherwise distributable by us.

Changes in Legislation

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects us and our Unitholders.  Tax authorities having jurisdiction over us or the Unitholders may disagree with how we calculate our income for tax purposes or could change administrative practises to our detriment or the detriment of our Unitholders.

We intend to continue to qualify as a mutual fund trust for purposes of the Income Tax Act (Canada).  We may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status.  Should our status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for us and our Unitholders.  Some of the significant consequences of losing mutual fund trust status are as follows:

•                  We would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties we hold.  Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

•                  We would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if we ceased to be a mutual fund trust.

•                  Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property.  These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

•                  Trust Units would not constitute qualified investments for registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”) or deferred profit sharing plans.  If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to one percent of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan.  An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units.  If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

In addition, we may take certain measures in the future to the extent we believe necessary to ensure that we maintain our status as a mutual fund trust.  These measures could be adverse to certain holders of Trust Units, particularly “non-residents” of Canada as defined in the Income Tax Act (Canada).  See “Information Relating to the Trust – Trust Indenture – Limitation on Non-Resident Ownership”.

Non-Resident Ownership of Trust Units

In order for us to maintain our status as a mutual fund trust under the Income Tax Act (Canada), we must not be established or maintained primarily for the benefit of non-residents of Canada (“non-residents”) within the meaning of the Income Tax Act (Canada). The Trust Indenture provides that if at any time we become aware that the beneficial owners of 50 percent or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, we may make a public announcement and not thereafter accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident of Canada.  See “Information Relating to the Trust – Trust Indenture – Limitations on Non-Resident Ownership”.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time.  See “Industry Conditions”.  Our operations may require licenses from various governmental authorities.  There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at our projects.

Maintenance of Distributions

Future oil and natural gas reserves are highly dependent on our operating entities’ success in exploiting existing properties and acquiring additional reserves.  We also distribute approximately 60 percent of our net cash flow to Unitholders rather than reinvesting it in reserve additions.  Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, our operating entities’ ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired.  To the extent that our operating entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders will be reduced.  Additionally, we cannot guarantee that we will be successful in exploring for and developing additional reserves or acquiring additional reserves on terms that meet our investment objectives.  Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, our properties will decline. Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

Debt Service

Amounts paid in respect of interest and principal on debt we have incurred will reduce funds available for distributions. Variations in interest rates and any scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of the NPI. Certain covenants in the agreements with our lenders may also limit distributions.  Although we believe our credit facilities will be sufficient for our immediate requirements, there can be no assurance that the amount will be adequate for our future financial obligations or that additional funds will be able to be obtained.

Our current credit agreement is unsecured and the operating company must comply with certain debt covenants.  The lenders could, in the future, be provided with security over substantially all of our assets.  If we become unable to pay our debt service charges or otherwise commit an event of default such as bankruptcy, the lender may foreclose on or sell our oil and gas assets.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to our operating entities, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of properties or the establishment by the operator of reserves for such expenses.

Reliance on Management

Unitholders will be dependent on the management of Penn West Petroleum Ltd. in respect of the administration and management of all matters relating to our operations.  Penn West Petroleum Ltd., as of December 31, 2005, operated approximately 85 percent of our total daily production.  Investors who are not willing to rely on the management of Penn West Petroleum Ltd. should not invest in the Trust Units, or any future issuance of exchangeable shares and/or convertible debentures.

Expansion of Operations

The operations and expertise of management are currently focused on conventional oil and gas production and exploration and development in the Western Canadian Sedimentary Basin.  In the future, we may acquire oil and gas properties outside this geographic area.  In addition, the Trust Indenture does not limit our activities to oil and gas production and development, and we could acquire other energy related assets, such as additional oil and natural gas processing plants or pipelines.  Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors that may result in our future operational and financial conditions being adversely affected.

Net Asset Value

Our net asset value from time to time will vary depending upon a number of factors beyond the control of management, including oil and gas prices.  The trading prices of the Trust Units from time to time are also determined by a number of factors some of which are beyond the control of management and such trading prices may be greater or less than our net asset value.

Additional Financing

In the normal course of making capital investments to maintain and expand our oil and gas reserves, additional Trust Units may be issued which may result in a decline in production per Trust Unit and reserves per Trust Unit.  Additionally, from time to time we may issue Trust Units from treasury in order to reduce debt and maintain a more optimal capital structure.  Conversely, to the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of income available for distributions will be reduced.

Competition

There is strong competition relating to all aspects of the oil and gas industry.  There are numerous trusts in the oil and gas industry, who are also competing for the acquisitions of properties with longer life reserves and properties with exploitation and development opportunities.  As a result of such increasing competition, it is expected to become more difficult to acquire reserves on beneficial terms.  We also compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies and trusts, some of which have significantly greater financial and other resources than we do.

Accounting Write-Downs as a Result of GAAP

Canadian Generally Accepted Accounting Principles (“GAAP”) require that management apply certain accounting policies and make certain estimates and assumptions that affect reported amounts in our consolidated financial statements.  The accounting policies may result in non-cash charges to net income and write-downs of oil and natural gas assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

Under GAAP, the amounts at which petroleum and natural gas property and equipment are carried as net assets on the balance sheet are subject to a cost-recovery test, which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, we will have to charge the amounts of the excess to earnings.  A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.  The value of oil and gas properties is highly dependent upon the prices of oil and natural gas.  See “Risk Factors – Volatility of Oil and Natural Gas Prices”.

GAAP in respect of accounting for financial instruments may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and/or foreign exchange rates may result in a non-cash charge against net income.  Such non-cash charges may be temporary in nature if the fair market value subsequently increases.

Return of Capital

Trust Units will have no value when the underlying petroleum and natural gas properties can no longer be economically produced and, as a result, cash distributions may not represent a “yield” in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.  Distributions can represent a blend of return of Unitholders capital and a return on Unitholders investment.

Unitholders have a limited right to require us to repurchase their Trust Units, which is referred to as a redemption right.  See “Information Relating to the Trust – Trust Indenture – Right of Redemption”.  It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment.  The right to receive cash in connection with a redemption is subject to limitations.  Any securities which may be distributed in specie to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities.  In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Penn West Petroleum Ltd. The Trust Units represent a fractional interest in our assets. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions.  The rights of Unitholders are specifically set forth in the Trust Indenture.  In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and in some cases the Winding Up and Restructuring Act (Canada).  As a result, in the event of an insolvency or restructuring, a Unitholder’s position as such may be quite different than that of a shareholder of a corporation.  Our sole assets will be the NPI and other investments in securities of our operating entities. The price per Trust Unit is a function of anticipated income available for distributions, the oil and gas assets acquired by us and our ability to effect long-term growth in the value of our assets.  The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation.  Furthermore, we are not a trust company and, accordingly, the Trust is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with our obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of our assets. Pursuant to the Trust Indenture, we will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on our behalf must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against us that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.  The Income Trusts Liability Act

(Alberta) came into force on July 1, 2004.  The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

Our operations will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against us.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by us within the most recently completed financial year, or before the most recently completed financial year but are still material and are still in effect, are the following:

(a)                                  the Trust Indenture;

(b)                                 the Administration Agreement; and

(c)                                  the NPI Agreement.

Copies of each of these documents have been filed on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to us or to which we are a party or in respect of which any of our properties is subject, nor are there any such proceedings known to be contemplated.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of Penn West Petroleum Ltd., any holder of Trust Units who beneficially owns more than 10 percent of the outstanding Trust Units, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years which has materially affected or would materially affect us except for the matter disclosed in Note 14 under the heading “Related party transactions” of the Financial Statements for the years ending 2005 and 2004 which note is incorporated by reference in this Annual Information Form and which is filed on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or related to, our most recently completed financial year other than GLJ, our independent engineering evaluator, and KPMG LLP, our auditors.  The interest of GLJ in our Trust Units represents and represented at the time it prepared the GLJ Report less than 1% of the issued and outstanding Trust Units.  KPMG LLP is the auditor of the Trust and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Penn West Petroleum Ltd. or of any of our associate or affiliate entities.  John A. Brussa, the Chairman of Penn West Petroleum Ltd., is a partner at Burnet, Duckworth & Palmer LLP, a law firm which renders legal services to us.

ADDITIONAL INFORMATION

Additional information including remuneration of directors and officers of Penn West Petroleum Ltd., principal holders of the Trust Units and rights to purchase Trust Units, will be contained in the Information Circular which relates to the Annual Meeting of Unitholders to be held in 2006, and additional financial information is provided in our consolidated financial statements and management discussion and analysis of financial results for the year ended December 31, 2005 which have been filed on SEDAR at www.sedar.com.

APPENDIX A

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

(Form 51-101F3)

Management of Penn West Petroleum Ltd. on behalf of Penn West Energy Trust (collectively “Penn West”) are responsible for the preparation and disclosure of information with respect to Penn West’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)                                  (i)                                     proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii)                                  the related estimated future net revenue; and

(b)                                 (i)                                     proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii)                                  the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated Penn West’s reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors has:

(a)                                  reviewed Penn West’s procedures for providing information to the independent qualified reserves evaluator;

(b)                                 met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)                                  reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed Penn West’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)                                  the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)                                 the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)                                  the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) William E. Andrew	(signed) David Middleton
President and Chief Executive Officer	Executive Vice President and Chief Operating Officer

(signed) Murray Nunns	(signed) Thomas E. Philips
Director and Chairman of the Reserves Committee	Director and Member of the Reserves Committee

March 24, 2006

APPENDIX B

GLJ REPORT ON RESERVES DATA

(Form 51-101 F2)

To the Board of Directors of Penn West Petroleum Ltd. on behalf of Penn West Energy Trust (collectively  “Penn West”):

1.               We have evaluated Penn West’s reserves data as at December 31, 2005.  The reserves data consist of the following:

(a)                                  (i)                                     proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii)                                  the related estimated future net revenue; and

(b)                                 (i)                                     proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii)                                  the related estimated future net revenue.

2.               The reserves data are the responsibility of Penn West’s management.  Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.               Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.               The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of Penn West evaluated and reviewed by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to Penn West’s board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (millions before income taxes, 10% discount rate)
			Audited	Evaluated	Reviewed	Total

GLJ Petroleum Consultants Ltd.	March 10, 2006	Canada	nil	$4,784	nil	$4,784

5.               In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.  We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.               We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation date.

7.               Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) GLJ Petroleum Consultants Ltd.
Calgary, Alberta
March 10, 2006

APPENDIX C

MANDATE OF THE AUDIT COMMITTEE

Role and Objective

The Audit Committee (the “Committee”) is a committee of the board of directors of Penn West Petroleum Ltd. (“PWPL”) to which the board has delegated its responsibility for oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for board of director approval, the audited financial statements and other mandatory disclosure releases containing financial information.  The objectives of the Committee, with respect to PWPL and Penn West Energy Trust (the “Trust”) (hereinafter collectively referred to as “Penn West”), are as follows:

•                                          To assist directors to meet their responsibilities in respect of the preparation and disclosure of the financial statements of Penn West and related matters.

•                                          To provide better communication between directors and external auditors.

•                                          To ensure the external auditors’ independence.

•                                          To increase the credibility and objectivity of financial reports.

•                                          To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Mandate and Responsibilities of Committee

•                                          It is the responsibility of the Committee to satisfy itself on behalf of the board that Penn West’s internal control systems are sufficient to reasonably ensure that:

•                                          controllable material business risks are identified, monitored and mitigated where it is determined cost effective to do so; and

•                                          legal, ethical and regulatory requirements are complied with.

•                                          It is a primary responsibility of the Committee to review the annual financial statements of Penn West prior to their submission to the board of directors for approval.  The process should include but not be limited to:

•                                          reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

•                                          reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

•                                          reviewing accounting treatment of unusual or non-recurring transactions;

•                                          reviewing the Trust’s status as a “mutual fund trust” under the Income Tax Act (Canada);

•                                          ascertaining compliance with covenants under loan agreements and Trust Indenture;

•                                          reviewing adequacy of the asset retirement obligations;

•                                          reviewing disclosure requirements for commitments and contingencies;

•                                          reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

•                                          reviewing unresolved differences between management and the external auditors;

•                                          obtain explanations of significant variances with comparative reporting periods; and

•                                          determine through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed.

•                                          The Committee is to review the financial statements and related information included in prospectuses, management discussion and analysis (MD&A), information circular-proxy statements and annual information forms (AIF), prior to board approval.

•                                          With respect to the appointment of external auditors by the board, the Committee shall:

•                                          be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attest services for the Trust, including the resolution of disagreements between management and the external auditor regarding financial reporting;

•                                          review management’s recommendation for the appointment of external auditors and recommend to the board appointment of external auditors and the compensation of the external auditors;

•                                          review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fees;

•                                          when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

•                                          review and approve any non-audit services to be provided by the external auditors’ firm and consider the impact on the independence of the auditors.

•                                          Review with external auditors (and internal auditor if one is appointed by Penn West) their assessment of the internal controls of Penn West, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses.  The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Penn West and its subsidiaries.

•                                          Review all public disclosure containing audited or unaudited financial information before release.

•                                          Review all pending litigation to ensure disclosures are sufficient and appropriate.

•                                          Satisfy itself that adequate procedures are in place for the review of the Trust’s public disclosure of financial information from the Trust’s financial statements and periodically assess the adequacy of those procedures;

•                                          Establish procedures for:

•                                          the receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls, or auditing matters; and

•                                          the confidential, anonymous submission by employees of the Trust of concerns regarding questionable accounting or auditing matters.

•                                          Review any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

Composition

•                                          This Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of which members will be independent (within the meaning of Multilateral Instrument 52-110 Audit Committees) unless the board determines to rely on an exemption in NI 52-110.  “Independent” generally means free from any

2

business or other direct or indirect material relationship with Penn West that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

•                                          The Secretary to the Board shall act as Secretary of the Committee.

•                                          A quorum shall be a majority of the members of the Committee.

•                                          All of the members must be financially literate within the meaning of NI 52-110 unless the Board has determined to rely on an exemption in NI 52-110.  Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Trust’s financial statements.

Meetings

•                                          The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.

•                                          The Committee shall meet not less than quarterly with the auditors, independent of the presence of management.

•                                          Agendas, with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

•                                          Minutes of each meeting shall be prepared by the Secretary to the Committee.

•                                          The Chief Executive Officer and the Chief Financial Officer or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.

•                                          The Controller, Treasurer and such other staff as appropriate to provide information to the Committee shall attend meetings upon invitation by the Committee.

Reporting / Authority

•                                          At the first Board meeting following a Committee meeting, the Committee will provide a verbal report to the Board of the material matters discussed and material resolutions passed at the Committee meeting.  The draft minutes of the Committee meeting will subsequently be provided to all Board members as soon as practicable.

•                                          Supporting schedules and information reviewed by the Committee shall be available for examination by any Director.

•                                          The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors.  All employees are to cooperate as requested by the Committee.

•                                          The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of Penn West.

3